UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Definitive Agreement

On June 9, 2022, China Liberal Education Holdings Limited (the “Company”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with China Liberal (Beijing) Education Technology Co., Ltd. (the “Buyer”), a subsidiary of the Company formed in the People’s Republic of China (the “PRC”), Beijing Oriental Wisdom Culture Development Co., Ltd., a company formed in the PRC (the “Acquired Company”), and Beijing Cloud Class Technology Co., Ltd. (the “Seller”). Pursuant to the Stock Purchase Agreement, the Buyer will acquire 100% of the equity interests of the Acquired Company from the Seller in consideration for 7,000,000 ordinary shares, par value US$0.001 per share, of the Company, of which 5,000,000 shall be payable upon the closing of the transaction contemplated by the Stock Purchase Agreement, and 2,000,000 shall be issued and held in escrow, to be released to the Seller upon satisfaction of certain conditions set forth in the Stock Purchase Agreement. The Acquired Company is an integrated services provider in the higher education industry in China. The closing of the transaction contemplated by the Stock Purchase Agreement is expected to occur near the end of June 2022. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 10.1.

On June 10, 2022, the Company issued a press release announcing the entry into the stock purchase agreement. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Stock Purchase Agreement dated June 9, 2022
99.1	Press Release – China Liberal Education Holdings Limited Enters into Definitive Agreement to Acquire Oriental Wisdom Cultural Development Co., Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: June 10, 2022	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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